



Q2





CFM Corporation 2003 Second Quarter Report



CONSOLIDATED FINANCIAL SUMMARY

(in thousands of dollars except for per share amounts, unaudited)

	For the three months ended		For the six months ended	
	Mar 29	Mar 30	Mar 29	Mar 30
	2003	2002	2003	2002
Sales	148,403	113,055	328,314	240,821
Net income	4,440	6,335	20,908	20,211
Cash flow from operations	(36,377)	(22,070)	33,601	36,578
Capital expenditures	4,376	6,058	8,067	10,951
EBITDA*	11,796	13,216	43,036	38,653
EARNINGS PER SHARE				
Basic	$ 0.11	$ 0.15	$ 0.52	$ 0.52
Diluted	$ 0.11	$ 0.15	$ 0.51	$ 0.51
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				
Basic	39,963	40,316	40,176	39,127
Diluted	40,909	41,603	40,961	40,022
FINANCIAL STATISTICS				
Gross margin	25.3%	31.3%	28.9%	33.4%
EBITDA margin*	7.9%	11.7%	13.1%	16.1%

AS AT	Mar 29	Mar 30
	2003	2002
FINANCIAL POSITION		
Total assets	626,056	584,134
Shareholders' equity	334,947	317,985
Total net bank debt*	171,282	147,138
Net bank debt*/equity	1 : 2.0	1 : 2.2
Total net bank debt*/total capitalization	34%	32%

* EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. Please refer to the EBITDA section of the MD&A in this interim report for a detailed calculation of EBITDA. EBITDA margin is defined as EBITDA expressed as a percentage of sales.

Net bank debt is defined as bank debt (current and long-term portion), plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders' equity.

EBITDA, EBITDA margin, capitalization and net bank debt are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA and net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

from the chairman

CFM'S SECOND QUARTER WAS STRONG FROM A SALES PERSPECTIVE, WITH TOP-LINE GROWTH ACROSS ALL PRODUCT CATEGORIES RESULTING IN AN OVERALL INCREASE IN SALES OF 31% FROM THE PRIOR YEAR.

The second quarter results were, however, disappointing from a margin perspective as an unusually high level of customer returns, operating inefficiencies and the labour disruption at our Mississauga facilities hurt profitability. As a result, earnings per share for the period declined 27% from the prior year.

While prolonged severe cold winter weather contributed to stronger late-season sales of hearth and space heating products, it slowed the pace of new home construction and resulted in a later start to the barbeque season. Sales of hearth products were up 3% over the prior year with a slight year-over-year sales increase in the new home construction market. Incremental barbeque grill sales from The Great Outdoors Grill Company and increased sales of barbeque accessories from CFM Keanall, as well as sales from new products and expanded customer placement, contributed to a 71% growth in the barbeque category. Barbeque sales have gained momentum with the arrival of the long awaited warm weather and our third quarter looks promising for our barbeque business.

A significant and unplanned level of product returns from certain large mass merchant retail customers reduced sales and margins in the quarter. These returns resulted principally from the balancing of excess end of season inventories of hearth products by these customers. While a certain level of returns is inevitable and is often a necessary part of doing business with large mass merchant customers, it is not CFM's normal practice to accept large returns of excess or overstocked inventories from its customers. Accordingly, we consider this high level of returns to be outside our normal course of operations and do not expect returns of this scale in the future.

Continued operating inefficiencies at our barbeque manufacturing facility in Mississauga further depressed margins in the quarter. Improvements in operating efficiency are being realized in the plant, which should yield improved barbeque margins going forward.

As announced previously, after a labour disruption at the beginning of the quarter, CFM reached a new collective agreement with unionized employees at its Mississauga facilities. The labour disruption resulted in operating inefficiencies in the two plants affected and required CFM to incur additional costs during the disruption. These costs, plus professional fees associated with negotiating the new collective agreement, further reduced profitability in the second quarter. We are pleased with the new contract and believe it is good for both the hourly employees and CFM and is within the financial parameters of our business plan.

On April 30, 2003, Jim Lutes resigned as President and Chief Operating Officer of CFM to pursue other opportunities. We are currently conducting an external search to recruit a new President for CFM. In the interim, I will assume the role of President in addition to my other duties. Jim will continue to work with CFM on transitional matters over the coming months and will continue to be available to CFM as an advisor as needs arise. Jim has been a valuable contributor to the growth of CFM and will continue to be a valuable consultant to us in the business development area.

Also announced on April 30, 2003 was the appointment of a new director, John Mayberry, the former Chairman and Chief Executive Officer of Dofasco, Inc. John has a great reputation and we are looking forward to working with him. John is the fourth new independent director that CFM has added to its Board this year. The three other new directors added this year were, David Colcleugh, Chairman of DuPont Canada Inc.; Paul Houston, President and Chief Executive Officer of Alderwoods Group, Inc.; and Bruce Mitchell, Chairman, Chief Executive Officer and Owner of Permian Industries Limited. We feel very fortunate to have a very strong, independent board that includes such experienced and talented people.

While we saw a dip in our profitability in the second quarter, we are confident that increased profitability will resume in the second half of our fiscal year. As an established leader in our core hearth business and now a major participant in the barbeque market and growing participant in the high growth residential water dispensing and purification markets, CFM is well positioned to continue its track record of profitable growth. Through ongoing new product development and innovation and expanding relationships with our retail partners, we see abundant opportunity for continued growth and diversification.

COLIN ADAMSON

Colin Adamson
Chairman and Chief Executive Officer

INTRODUCTION

The following management's discussion and analysis ("MD&A") provides a review of important events, the financial position of CFM Corporation ("CFM"), as at March 29, 2003, and the results of operation of CFM for the quarter ended March 29, 2003, in comparison with those for the quarter ended March 30, 2002. This MD&A should be read in conjunction with CFM's unaudited consolidated financial statements for the three months ended March 29, 2003, included elsewhere herein, and CFM's audited consolidated financial statements for the year ended September 28, 2002, included in CFM's Annual Report for 2002.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products from South Korea. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believed," "expect," "anticipate," "intend," "foresee," "likely," "will" or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed below. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

SECOND QUARTER ENDED MARCH 29, 2003
RESULTS OF OPERATIONS

CFM's consolidated sales increased 31% to $148.4 million in the quarter ended March 29, 2003, compared to $113.1 million in the prior year.

Sales by product category and geographic segment were as follows:

FOR THE THREE MONTHS ENDED	March 29	March 30
($ millions)	2003	2002
	$	$
Hearth and heating products	71.1	68.7
Barbeque and outdoor products	76.1	44.4
Water products	1.2	—
	148.4	113.1
United States	109.1	87.1
Canada	30.5	21.6
Other	8.8	4.4
	148.4	113.1

Sales of hearth and heating products were $71.1 million in the quarter, an increase of 3% from the prior year. Sales growth was mitigated by significant product returns from certain large mass merchant retail customers in the quarter. This unusually high level of returns arose primarily as a consequence of balancing excess end of season inventories of hearth products by these customers. In addition, severe winter weather in the early part of the quarter combined with cold temperatures into March slowed the pace of new home construction, and sales to this market segment were up only marginally when compared with the same quarter in the prior year. The severe winter weather did generate some incremental sales of space heating products when compared to sales during last year's mild winter.

Sales of barbeque and outdoor products were $76.1 million in the quarter, an increase of $31.7 million from the corresponding period in the prior year. The increase was partially as a result of the incremental sales of barbeque grills at The Great Outdoors Grill Company ("TGO"), which was acquired by CFM in the third quarter of fiscal 2002. In addition, while the prolonged cold winter weather adversely affected early season demand for barbeque and outdoor products, strong sales of barbeque accessories at CFM Keanall in the later part of the quarter, as well as incremental sales of new domestically manufactured and imported barbeque grills and expanded placement of product within the mass merchant channel, also contributed to the increase.

Greenway Home Products Inc. ("Greenway"), acquired on October 3, 2002, generated $1.2 million of incremental water dispensing and purification product sales in the quarter.

Sales in the quarter grew in both Canada and the United States due primarily to the increased sales of barbeque products as noted above. Sales growth from new product lines and expansion into the mass merchant retail channel at CFM Europe Limited led to a significant increase in sales outside of North America.

Gross Profit

Gross profit increased by $2.1 million or 6% from the corresponding period in the prior year to $37.6 million. As a percentage of sales, gross profit declined to 25.3% from 31.3% in the corresponding period in the previous year.

Several factors contributed to the modest growth in gross profit and decline in gross profit as a percentage of sales. The significant level of customer returns of hearth products negatively impacted gross profit and the gross profit percentage in the quarter. This, combined with the significant sales growth in barbeque grills and accessories, resulted in a higher proportion of barbeque sales at margins lower than historic margins realized on hearth products, which further reduced the overall gross profit percentage. In addition, growth in barbeque sales occurred primarily in lower priced lower gross margin grills. This shift in sales mix further reduced overall reported gross margins. Operating inefficiencies at the barbeque manufacturing plant in Mississauga, as well as the operating inefficiencies during the labour disruption in January at both barbeque and hearth manufacturing facilities in Mississauga, also contributed to a reduced gross profit margin. Distribution costs were high in the second quarter due to increased sales, higher transportation costs as a percentage of sales on products sold to several mass merchant customers, as well as freight cost on customer returns.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter increased $3.5 million or 16% to $25.8 million when compared to the corresponding period in the prior year. The incremental increase in expenses relates to the addition of the TGO and Greenway operations and increased corporate costs. Incremental security and professional fees associated with the January labour disruption also contributed to the increase. As a percentage of sales, operating expenses declined to 17.4% from 19.6% in the corresponding period in the prior year. This improvement resulted from the significant sales increase without a commensurate increase in expenses.

EBITDA*

Earnings before interest, taxes, and amortization ("EBITDA") were $11.8 million, down $1.4 million or 11% from the corresponding period in the prior year. EBITDA margins declined to 7.9% from 11.7% last year due primarily to the impact of lower overall gross margins. The following is a reconciliation of EBITDA to net income for the quarter:

EBITDA for the quarter has been determined as follows:

FOR THE THREE MONTHS ENDED	March 29	March 30
($ millions)	2003	2002
	$	$
Net income for the period	4.4	6.3
Amortization	4.2	3.3
Interest income	(0.1)	—
Interest expense	2.1	1.3
Income taxes	1.2	2.3
EBITDA	11.8	13.2

* EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes, which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin is defined as EBITDA expressed as a percentage of sales.

EBITDA and EBITDA margin are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA and EBITDA margin) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached statements.

Net Interest Expense

Net interest expense of $2.0 million was up $0.7 million from the corresponding period in the prior year primarily as a result of higher borrowings to fund acquisitions made in the prior year, as well as to fund increased levels of working capital necessary to support the growth of the business.

Net Income

Net income for the quarter ended March 29, 2003 was $4.4 million, down 30% from $6.3 million in the corresponding period in the previous year.

Earnings Per Share

Earnings per share ("EPS") decreased 27% to $0.11 from $0.15 in the second quarter of fiscal 2002. The weighted average number of shares outstanding decreased to 39,963,000 primarily as a result of purchases under CFM's Normal Course Issuer Bid during the quarter, net of the 195,000 shares issued on the acquisition of TGO in the third quarter of fiscal 2002.

Diluted EPS decreased to $0.11 or 27% from $0.15 in the second quarter of fiscal 2002.

CASH FLOW

In the quarter, CFM consumed $36.4 million in cash flow from operations, which compares to $22.1 million of cash consumed in the second quarter of fiscal 2002. Lower earnings and an incremental investment in working capital in the quarter of $44.9 million, compared to $33.9 million in the second quarter of 2002, contributed to the increase in cash flow used by operations.

Investment in inventories for the quarter was $17.5 million, down from $28.8 million a year ago. While barbeque inventories are higher than a year ago, the initial investment in barbeque inventories in 2002, the first year of production in the Mississauga barbeque plant, was higher than the incremental investment in barbeque inventory required in 2003 required to support the growth in this product segment.

CFM ended the first quarter of 2003 with a high level of accounts payable, consistent with the build of pre-season barbeque inventory and higher hearth inventories in anticipation of a potential labour disruption. As a consequence, net payments to vendors in the second quarter were at a record level of $17.2 million.

Higher cash tax installments in 2003 and increased investment in accounts receivable consistent with the growth in business also resulted in an increased investment in working capital.

An additional $4.7 million of cash was consumed in investing activities, primarily capital expenditures.

Financing activities provided an additional $23.7 million in cash with net borrowings increasing $25.8 million principally to finance additional investment in working capital and capital expenditures. In addition, with the objective of maximizing return on capital employed, CFM purchased and cancelled 221,900 shares at an average price of $12.02 per share during the quarter for $2.7 million.

SIX MONTHS ENDED MARCH 29, 2003

RESULTS OF OPERATIONS

CFM's consolidated sales increased 36% to $328.3 million in the six months ended March 29, 2003, compared to $240.8 million in the prior year.

Sales by product category and geographic segment were as follows:

FOR THE SIX MONTHS ENDED	March 29	March 30
($ millions)	2003	2002
	$	$
Hearth and heating products	225.3	196.0
Barbeque and outdoor products	98.1	44.8
Water products	4.9	—
	328.3	240.8
United States	253.6	192.7
Canada	56.2	37.7
Other	18.5	10.4
	328.3	240.8

Sales of hearth and heating products were $225.3 million for the six months ended March 29, 2003, an increase of 15% from the prior year. New product introductions and expanded programs and placement within distributors in the new home construction sector and several key mass merchant retailers contributed to this growth. Cold winter weather favourably impacted sales of space heating products within this category.

Sales of barbeque and outdoor products were $98.1 million in the first six months of the current fiscal year, more than double sales in the prior year. The inclusion of sales for the six months ended March 29, 2003 from Keanall Holdings Limited ("Keanall"), acquired in January of 2002, and TGO, acquired in May of 2002, plus sales of barbeque grills produced from CFM's new barbeque plant in Mississauga, which went into commercial production in the second quarter of 2002, was the main reason for the large year-over-year increase in sales of barbeque products. The increase was also the result of new product introductions, expanded customer placement within the mass merchant channel and increased sales of barbeque accessories at CFM Keanall.

Greenway, acquired on October 3, 2002, generated $4.9 million of incremental water dispensing and purification product sales for the six months ended March 29, 2003.

Sales in the first half of the year grew in both the United States and Canada. Sales increases across all product categories, as well as the incremental sales from the acquisitions of Keanall and TGO in 2002 and Greenway at the beginning of the year, contributed to this result. Sales growth from new product lines and expansion into the mass merchant retail channel at CFM Europe led to a significant increase in sales outside of North America.

Gross Profit

Gross profit increased by $14.5 million or 18% from the corresponding period in the prior year to $94.8 million. As a percentage of sales, gross profit declined to 28.9% from 33.4% in the corresponding period in the previous year.

Sales growth in barbeque grills and accessories at margins lower than historic margins realized on hearth products contributed to the lower overall gross margin percentage for the six months ended March 29, 2003. Higher sales of hearth products in the lower margin new home construction sector and lower sales growth in specialty retail hearth products also reduced the overall gross margin percentage. The significant level of customer returns from certain large mass merchant retailers in the second quarter also contributed to the lower overall gross margin in the first half of the year. Higher distribution costs for customers in the mass merchant channel in relation to sales of space heating products and customer returns, in particular, further reduced the gross margin percentage from historic levels.

Selling, Administrative, Research and Development Expenses

Operating expenses for the first half of the year increased $10.1 million or 24% to $51.7 million when compared to the corresponding period in the prior year. The incremental increase in expenses relates primarily to the variable selling costs supporting the 36% sales increase and incremental expenses from the addition of the Keanall, TGO and Greenway operations. As a percentage of sales, operating expenses declined to 15.8% from 17.3% in the corresponding period in the prior year.

EBITDA*

Earnings before interest, taxes, and amortization were $43.0 million, up $4.3 million or 11% from the corresponding period in the prior year. EBITDA margins declined to 13.1% from 16.1% last year due primarily to the impact of lower overall gross margins. The following is a reconciliation of EBITDA to net income for the six months ended March 29, 2003.

EBITDA for the six months ended March 29, 2003 has been determined as follows:

FOR THE SIX MONTHS ENDED	March 29	March 30
($ millions)	2003	2002
	$	$
Net income for the period	20.9	20.2
Amortization	8.3	6.3
Interest income	(0.1)	(0.1)
Interest expense	4.0	2.9
Income taxes	9.9	9.4
EBITDA	43.0	38.7

Net Interest Expense

Net interest expense of $3.9 million was up $1.1 million from the corresponding period in the prior year, primarily as a result of higher borrowings to fund acquisitions made in the prior year.

Net Income

Net Income for the six months ended March 29, 2003 was $20.9 million, up 4% from $20.2 million in the corresponding period in the previous year.

Earnings Per Share

Earnings per share were consistent with the prior year at $0.52 for the six months ended March 29, 2003. The weighted average number of shares outstanding increased to 40,176,000 primarily as a result of shares issued on the Keanall and TGO acquisitions offset by Normal Course Issuer Bid purchases.

Diluted earnings per share were flat at $0.51 in the six months ended March 29, 2003 compared to the corresponding period in the prior year.

CASH FLOW

In the first half of fiscal 2003, CFM generated $33.6 million in cash flow from operations, which compares to $36.6 million in the first six months of fiscal 2002. Earnings, after adding back items not involving cash, were $2 million lower in the first half of fiscal 2003 compared to the same period in 2002, and cash flow provided from the reduction in working capital was $1 million lower in the first six months of 2003 compared to the first six months of 2002.

Cash flows from investing activities were $8.7 million in the first half of fiscal 2003, relating mainly to capital expenditures of $8.1 million.

Net cash consumed by financing activities in 2003 was $34.3 million, as repayments of CFM's bank debt* totalling $19.3 million were made in the first half of the year, as well as scheduled repayments of the outstanding note payable of $7.5 million. In addition, with the objective of maximizing the return on capital employed, CFM purchased and cancelled 686,000 of its outstanding shares at an average price of $11.78 per share during the six months ended March 29, 2003 for $8.1 million.

* Bank debt is defined as bank debt (current and long-term portion), plus bank indebtedness.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable at March 29, 2003 were $108.9 million compared to accounts receivable of $156.1 million at the end of fiscal 2002 and $78.3 million a year ago. Significant collections of seasonal hearth and heating sales more than offset the receivable growth from the sales of barbeque grill and accessories resulting in significant reduction in receivables since the end of fiscal 2002. Higher sales in the quarter and incremental receivables from the acquisition of TGO and Greenway account for the increase year over year.

Inventory increased by $24.7 million from the end of fiscal 2002 and $7.9 million when compared to the same period a year ago, due primarily to the incremental investment in inventory attributed to the newly acquired operations and higher inventory level of pre-season barbeque grills and accessories.

Goodwill decreased by $10.2 million from September 28, 2002 to $222.5 million, primarily due to the depreciation in U.S. dollar denominated goodwill as a result of the devaluation of the U.S. dollar relative to the Canadian dollar during the year. Goodwill increased $9.1 million from a year ago, due primarily to the goodwill acquired as a result of the fiscal 2002 acquisition of TGO and Keanall, partially offset by depreciation in U.S. dollar denominated goodwill.

Accounts payable and accrued liabilities of $76.8 million were down marginally from $79.2 million at the end of fiscal 2002 despite the increase in inventory, reflecting the significant vendor payments in the second quarter of 2003 noted above. Accounts payable and accrued liabilities were up $24.8 million from a year ago, primarily due to the impact of the above noted acquisitions.

Management expects CFM's investment in working capital to decline in the later part of the third quarter and beginning of the fourth quarter of the current fiscal year as barbeque inventories are sold through their applicable channels and accounts receivable from these sales are collected. Working capital is expected to increase again through the fourth quarter of the current year with the pre-season build of hearth inventories and increased accounts receivable from sales of hearth products.

Shareholders' equity decreased by $8.4 million or 2% from September 28, 2002 to $334.9 million with net book value per share decreasing to $8.38, down 1% from $8.46. Net earnings for the six months ending March 29, 2003 added $20.9 million to shareholders' equity. The purchase and cancellation of common shares under the Normal Course Issuer Bid decreased shareholders' equity by $8.1 million for the six months ended March 29, 2003. Stock options exercised for shares and shares issued under CFM's Employee Share Purchase Plan increased shareholders' equity by $0.6 million for the six months ended March 29, 2003. A $21.9 million decrease in cumulative currency translation adjustment was due to the weakening of the U.S. dollar against the Canadian dollar from September 28, 2002.

Net bank debt*, defined as current and long-term debt plus bank indebtedness net of cash, ended the quarter at $171.3 million, down $10.3 million from September 28, 2002, due primarily to the significant collections of hearth product accounts receivable since the end of fiscal 2002. Net bank debt was up $24.1 million from a year ago due primarily to the debt associated with the acquisitions of TGO in 2002. CFM is capitalized* with net bank debt to total capitalization of 34%. The unused and available credit under CFM's existing bank credit facilities stood at $51.0 million at the end of the second quarter. CFM will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, to pay interest and service its debt and for share purchases under its issuer bid. In order to meet its cash requirements, CFM intends to use internally generated funds and to borrow under its existing credit facilities. Management believes that cash flow from operations and capacity under its existing credit facilities will be sufficient to meet CFM's cash requirement over the remainder of the year.

* Net bank debt is defined as bank debt (current and long-term position), plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders' equity.

Net bank debt and capitalization are not recognized measures for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached statements.

RISKS AND UNCERTAINTIES

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry including: general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and filed with Canadian and U.S. securities regulatory authorities and commissions.

OUTLOOK

CFM continues to be well positioned in its markets and has the financial capacity to implement its growth plans for 2003. The significant factors influencing CFM's outlook for the year are more fully described in the outlook section of CFM's 2002 management discussion and analysis contained in CFM's 2002 annual report.

(in thousands of dollars, unaudited)

AS AT	Mar 29	Mar 30	Sept 28
	2003	2002	2002
	$	$	$
ASSETS			
Current			
Cash and cash equivalents	1,640	18,373	11,720
Accounts receivable	108,851	78,280	156,064
Inventory	142,975	135,050	118,232
Prepaid and other expenses	5,045	2,791	4,123
Income taxes recoverable	5,630	5,777	—
Future income taxes	13,250	6,518	9,588
Total current assets	277,391	246,789	299,727
Capital assets, net	112,025	109,157	116,376
Other assets (note 5)	5,959	7,569	6,780
Goodwill, net (note 6)	222,520	213,463	232,716
Intangible assets (note 6)	7,614	6,512	8,298
Future income taxes	547	644	888
	626,056	584,134	664,785
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Bank indebtedness	12,068	22,168	19,279
Accounts payable and accrued liabilities	76,758	52,024	79,152
Current portion of long-term debt	15,074	16,110	16,338
Current portion of note payable (note 4c)	12,378	15,000	14,722
Income taxes payable	—	—	1,370
Future income taxes	(13)	2	205
Total current liabilities	116,265	105,304	131,066
Long-term debt	145,780	127,233	157,695
Note payable (note 4c)	—	12,500	4,978
Future income taxes	29,024	21,081	27,662
Total liabilities	291,069	266,118	321,401
Minority interest	40	31	8
SHAREHOLDERS' EQUITY			
Share capital (note 7)	159,392	152,105	161,498
Retained earnings	172,046	135,554	156,501
Cumulative translation adjustment (note 8)	3,509	30,326	25,377
Total shareholders' equity	334,947	317,985	343,376
	626,056	584,134	664,785
(Thousands of common shares and options)			
Common shares issued and outstanding	39,984	40,428	40,588
Stock options outstanding	3,409	2,795	3,562
Stock options exercisable	710	130	298

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(in thousands of dollars except for earnings per share, unaudited)

	For the three months ended		For the six months ended	
	Mar 29 2003	Mar 30 2002	Mar 29 2003	Mar 30 2002
	$	$	$	$
SALES	148,403	113,055	328,314	240,821
Cost of sales	110,851	77,631	233,533	160,500
Gross profit	37,552	35,424	94,781	80,321
EXPENSES				
Selling and administrative, research and development (notes 5 & 12)	25,756	22,208	51,745	41,668
Amortization	4,210	3,290	8,295	6,292
Interest income	(100)	(4)	(140)	(123)
Interest expense on long-term debt	2,034	1,282	4,022	2,933
	31,900	26,776	63,922	50,770
Income before income taxes	5,652	8,648	30,859	29,551
Income taxes	1,212	2,313	9,951	9,340
Net income for the period	4,440	6,335	20,908	20,211
Retained earnings, beginning of period	169,390	133,147	156,501	119,942
Options repurchased[1]	—	(1,914)	—	(1,938)
Premium on repurchased common shares	(1,784)	—	(5,363)	(647)
Goodwill impairment	—	(2,014)	—	(2,014)
Retained earnings, end of period	172,046	135,554	172,046	135,554
Earnings per share (note 9)	$ 0.11	$ 0.15	$ 0.52	$ 0.52
Diluted earnings per share (note 9)	$ 0.11	$ 0.15	$ 0.51	$ 0.51
[1] Net of tax of	—	1,179	—	1,189

See accompanying notes

(in thousands of dollars, unaudited)

	For the three months ended		For the six months ended	
	Mar 29 2003	Mar 30 2002	Mar 29 2003	Mar 30 2002
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the period	4,440	6,335	20,908	20,211
Add (deduct) items not involving cash				
Amortization	4,210	3,290	8,295	6,292
Future income taxes	(215)	2,177	(243)	4,686
Minority interest	5	(9)	32	11
(Gain)/loss on disposal of capital assets	1	(7)	16	(7)
Non-cash interest on Keanall note payable	79	—	178	—
	8,520	11,786	29,186	31,193
Change in non-cash working capital (note 10)	(44,897)	(33,856)	4,415	5,385
Cash flows provided by (used in) operating activities	(36,377)	(22,070)	33,601	36,578
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisitions, net of cash acquired (note 4)	(343)	(10,376)	(336)	(10,376)
Purchase of capital assets	(4,376)	(6,058)	(8,067)	(10,951)
Development costs	(12)	—	(305)	—
Proceeds on disposal of capital assets	24	16	42	16
Cash flows used in investing activities	(4,707)	(16,418)	(8,666)	(21,311)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of non-revolving term facility	(3,750)	(3,750)	(13,305)	(7,530)
Revolving term facility, net	45,413	38,477	1,012	6,726
Bank indebtedness	(12,087)	8,599	(7,025)	6,327
Repayment of note payable (note 4c)	(3,750)	(2,500)	(7,500)	(2,500)
Repurchase of common shares (note 7)	(2,667)	—	(8,089)	(1,119)
Options repurchased	—	(2,967)	—	(2,993)
Issuance of common shares (note 7)	516	—	622	31
Cash flows provided by (used in) financing activities	23,675	37,859	(34,285)	(1,058)
Effect of foreign currency translation on cash and cash equivalents	(762)	2	(730)	(102)
Net increase (decrease) in cash during the period	(18,171)	(627)	(10,080)	14,107
Cash and cash equivalents, beginning of period	19,811	19,000	11,720	4,266
Cash and cash equivalents, end of period	1,640	18,373	1,640	18,373
Supplementary cash flow information:				
Cash taxes paid	7,034	3,479	17,498	4,022
Cash interest paid	1,810	1,852	3,515	2,697

See accompanying notes

13

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MARCH 29, 2003 (in thousands of dollars, except earnings per share amounts, unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited financial statements except for the accounting policy change related to the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Stock-based Compensation and Other Stock-based Payments as discussed in note 3. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 28, 2002. Due to seasonality of the Company's business, a statement of financial position as at March 30, 2002 has been included for comparative purposes in these unaudited financial statements

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICY

Stock-based Compensation

Effective September 29, 2002, the Company adopted the recommendations of the CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments." This change had no impact on the financial position or results of operations of the Company. The new recommendations will be applied to awards granted after the date of adoption.

Pro forma disclosure of net income and earnings per share will be provided as if all awards were accounted for using the fair value method. Consideration paid on the exercise of stock options will be credited to share capital. Compensation expense is not recognized when stock options are issued to employees.

4. ACQUISITIONS

a) Greenway Home Products Inc.

On October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. ("Greenway") of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. The Company satisfied the purchase price by a cash payment, including acquisition

costs of $1,335. Additional contingent consideration not to exceed $35,000 will be paid based upon the earnings of Greenway over a number of specified periods. The first such payment was earned based on the earnings performance for the year ended December 31, 2002 with a $1,771 cash payment and 126,494 shares of CFM valued at $1,771 issued on April 24, 2003. The remaining contingent consideration will be payable only once the earnings of Greenway have reached a stipulated level and any such consideration will not exceed $30,000. All future contingent consideration paid will be charged to goodwill.

The results of the operations of Greenway from the date of acquisition are included in the Company's consolidated statement of operations for the quarter and year to date ended March 29, 2003. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

	$
Current assets acquired	6,466
Long-term assets acquired	178
Current liabilities assumed	(5,309)
	1,335
Consideration:	
Cash, including purchase costs	1,335

b) The Great Outdoors Grill Company

On May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbeques. The company satisfied the purchase price by a cash payment of $15,376, including a March 2003 tax payment of $343, and the issuance of 195,366 common shares of the Company valued at $3,102. In accordance with GAAP, the fair value of CFM shares was $15.88, representing the average market price on the announcement date. Additional contingent consideration not to exceed US$12,300 in the form of a non-interest-bearing promissory note will be paid if TGO achieves an earnings target for the 2003 fiscal year. The promissory note will be repayable in equal installments over a two-year period commencing on January 2, 2004. The results of the operations of TGO are included in the Company's consolidated statement of operations from the date of acquisition and are, therefore, not included in the second quarter 2002 comparatives.

c) Keanall Holdings Limited

On January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality after-market gas grill products to many of North America's largest retailers that serve the recreational and home improvement market. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment of $10,000, the issuance of a $30,000 face value non-interest-bearing note repayable monthly over 24 months with a fair value of $29,343, and a further $30,366, paid by the issuance of 2,526,314 common shares of CFM. In accordance with GAAP, the fair value of CFM common shares was $12.02, representing the average market price on the announcement date.

MARCH 29, 2003 (in thousands of dollars, except earnings per share amounts, unaudited)

5. OTHER ASSETS

Other assets consist of the following (net of amortization):

AS AT	Mar 29 2003	Mar 30 2002	Sept 28 2002
	$	$	$
Deferred barbeque facility start-up costs	2,779	3,946	3,195
Deferred development costs	1,734	1,945	1,792
Deferred financing costs	1,141	1,189	1,442
Other	305	489	351
	5,959	7,569	6,780

Changes in the carrying amount of deferred barbeque facility start-up costs and deferred development costs for the six months ended March 29, 2003 were:

	Deferred barbeque facility start-up costs	Deferred development costs
	$	$
Balance as at September 28, 2002	3,195	1,792
Additions	—	305
Amortization	(416)	(322)
Foreign currency translation	—	(41)
Balance as at March 29, 2003	2,779	1,734

Research and development expenses for the quarter ended March 29, 2003 were $2,250 (2002 – $1,826) and on a year-to-date basis were $4,189 (2002 – $3,225).

Amortization of deferred barbeque facility start-up costs for the quarter ended March 29, 2003 were $208 (2002 – $208).

Additions to deferred development costs for the quarter ended March 29, 2003 were $12 (2002 – $94). Amortization of deferred development costs for the quarter ended March 29, 2003 were $158 (2002 – $83).

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill for the six months ended March 29, 2003 were:

	Total
	$
Balance as at September 28, 2002	232,716
Goodwill acquired on the purchase of TGO	343
Foreign currency translation	(10,539)
Balance as at March 29, 2003	222,520

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and is being amortized over the twenty-two year lease term.

Trademarks include a British hearth trademark acquired in 2002.

	Mar 29 2003	Mar 30 2002	Sept 28 2002
	$	$	$
Leasehold rights			
Cost	7,169	7,764	7,681
Accumulated amortization	1,765	1,559	1,717
Net book value	5,404	6,205	5,964
Trademarks	1,553	0	1,655
Other	657	307	679
	7,614	6,512	8,298

Amortization expense of intangible assets for the quarter ended March 29, 2003 was $180 (2002 – $88) and $364 (2002 – $175) on a year-to-date basis.

7. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value.

a) Issued and outstanding

	Number of shares (in thousands)	Amount
	#	$
Balance September 28, 2002	40,588	161,498
Options exercised	77	562
Employee share purchase plan	5	60
Shares repurchased and cancelled (i)	(686)	(2,728)
Balance March 29, 2003	39,984	159,392

(i) On October 3, 2002, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing October 9, 2002 during the next twelve-month period. The Company purchased and cancelled 221,900 shares during the quarter ended March 29, 2003 at an average price of $12.02. On a year-to-date basis, 685,600 shares have been purchased and cancelled at an average price of $11.78.

MARCH 29, 2003 (in thousands of dollars, except earnings per share amounts, unaudited)

b) Stock options

The Company did not grant stock options to employees in the first half of 2003.

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at March 29, 2003, a total of 1,171,925 common shares are available for future option grants.

A summary of the Stock Option Plan as of March 29, 2003 and changes during the quarter ended is presented below:

	Options outstanding	Weighted average price	Number of vested options
	#	$	#
Outstanding at September 28, 2002	3,562,036	10.37	297,582
Granted	—	—	
Exercised	(77,174)	7.28	
Forfeited	(75,795)	9.43	
Outstanding at March 29, 2003	3,409,067	10.46	710,489

A summary of options outstanding at March 29, 2003 is as follows:

		Total options outstanding		Total options exercisable	
Number of options outstanding	Range of exercise prices	Weighted average exercise price	Weighted average remaining life	Number of exercisable options	Weighted average exercise price
3,409,067	6.25–14.00	10.46	4.89	710,489	8.61

The closing market value of CFM's common stock at March 29, 2003 was $13.84.

8. CUMULATIVE TRANSLATION ADJUSTMENT

For the six months ended March 29, 2003, the change in the cumulative translation adjustment balance on self-sustaining foreign operations was $21,868, relating to the strengthening of the Canadian dollar against the U.S. dollar during the period.

9. EARNINGS PER SHARE

Basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

	For the three months ended		For the six months ended	
	Mar 29 2003	Mar 30 2002	Mar 29 2003	Mar 30 2002
Earnings for period	$ 4,440	$ 6,335	$ 20,908	$ 20,211
Weighted average number of shares outstanding	39,963	40,316	40,176	39,127
Basic earnings per share	$ .11	$ .15	$ .52	$ .52
Diluted earnings per share				
Weighted average number of shares outstanding	39,963	40,316	40,176	39,127
Add: Dilutive effect of stock options	946	1,287	785	895
Adjusted weighted average number of shares outstanding	40,909	41,603	40,961	40,022
Diluted earnings per share	$ .11	$ .15	$ .51	$ .51

10. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

	For the three months ended		For the six months ended	
	Mar 29 2003	Mar 30 2002	Mar 29 2003	Mar 30 2002
	$	$	$	$
Accounts receivable	(4,357)	(2,255)	43,848	51,338
Inventory	(17,463)	(28,827)	(28,735)	(38,257)
Prepaid and other expenses	203	(520)	(1,166)	(663)
Other assets	(252)	(1,209)	(411)	(3,431)
Accounts payable and accrued liabilities	(17,180)	(146)	(1,496)	(6,605)
Income taxes recoverable	(5,848)	(899)	(7,625)	3,003
	(44,897)	(33,856)	4,415	5,385

11. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, barbeque and outdoor products and water dispensing and purification products. In light of the growth and significance of barbeque and outdoor products to the overall revenue of CFM and the Company's entry into the water products category, revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business. CFM's business organization structure and performance measurement systems are not based on product categories.

MARCH 29, 2003 (in thousands of dollars, except earnings per share amounts, unaudited)

	For the three months ended		For the six months ended	
	Mar 29 2003	Mar 30 2002	Mar 29 2003	Mar 30 2002
	$	$	$	$
Net external sales				
Hearth & heating products	71,074	68,678	225,267	195,980
Barbeque & outdoor products	76,070	44,377	98,092	44,841
Water products	1,259	—	4,955	—
	148,403	113,055	328,314	240,821

Geographic information

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales

FOR THE THREE MONTHS ENDED	United States	Canada	Other	Total
	$	$	$	$
March 29, 2003	109,062	30,490	8,851	148,403
March 30, 2002	87,042	21,622	4,391	113,055

FOR THE SIX MONTHS ENDED	United States	Canada	Other	Total
	$	$	$	$
March 29, 2003	253,567	56,191	18,556	328,314
March 30, 2002	192,652	37,684	10,485	240,821

Capital assets, goodwill and intangibles

AS AT	United States	Canada	Other	Total
	$	$	$	$
March 29, 2003	261,605	70,355	10,199	342,159
March 30, 2002	258,002	62,927	8,203	329,132

12. FOREIGN EXCHANGE

Foreign exchange losses for the quarter ended March 29, 2003 of $271 (2002 – $783) and year-to-date losses of $731 (2002 – $972) are included in selling and administrative, research and development expenses on the Statement of Operations.

13. COMPARATIVE INTERIM FIGURES

Certain comparative interim figures have been reclassified to conform to the current interim presentation.

CORPORATE DIRECTORY AND INVESTOR INFORMATION

Directors

Colin Adamson
Chairman, Chief Executive Officer and Co-Founder, CFM

David Colcleugh [3]
Chairman,
DuPont Canada Inc.

William Corbett [1] [2]
Chairman,
The New Providence Development Company Limited

William Cullens [1] [2]
Past Chairman and Chief Executive Officer,
Canron Inc.

Paul Houston [2]
President and Chief Executive Officer,
Alderwoods Group, Inc.

Patrick Keane
Executive Vice President, Operations, CFM

John Mayberry
Past Chairman and Chief Executive Officer,
Dofasco, Inc.

Bruce Mitchell [3]
Chairman, Chief Executive Officer and Owner,
Permian Industries Limited

Carlo De Pellegrin [1] [2] [3] [4]
Partner,
Williams & Partners,
Chartered Accountants, LLP

Heinz Rieger [3]
Past Chairman and Co-Founder, CFM

[1] Member of the Audit Committee

[2] Member of the Compensation and Corporate Governance Committee

[3] Member of the Business Development Committee

[4] Lead Director

Executive Officers

Colin Adamson
Chairman and Chief Executive Officer

Patrick Keane
Executive Vice President, Operations

Peter Plows
Senior Vice President, Operations

J. David Wood
Vice President and Chief Financial Officer

Susan Marlow
Vice President, Human Resources and Development

Scott Dunlop
Vice President, Corporate Development and General Counsel

Sonya Stark
Director, Legal Affairs, Investor Relations and Corporate Secretary

David Brash
Director, Corporate Finance

Paul Kroetsch
Treasurer

Eileen Foley
Director, Tax

Operating Management

Dan Downing
President, Vermont Castings Majestic Products

Steve Haramaras
President, Mass Merchant Operations

Michael Miller
Managing Director, CFM Europe Limited

Jamie Harrod
President, The Great Outdoors Grill Company

Doug Greenway
President, Greenway Home Products Inc.

Transfer Agent

Computershare Trust Company of Canada
100 University Avenue
9th Floor, Toronto, Ontario
Canada M5J 2Y1

Share Listing

Stock Symbol: **CFM**
Exchange: **Toronto Stock Exchange**

Operating Facilities

Vermont Castings Majestic Products
410 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 670-4676

475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1
Telephone: (905) 670-7777
Facsimile: (905) 565-4650

1000 East Market Street
Huntington, Indiana
U.S.A. 46750
Telephone: (260) 356-8000
Facsimile: (260) 356-9672

Route 107
Bethel, Vermont
U.S.A. 05032
Telephone: (802) 234-2300
Facsimile: (802) 234-2340

Beanville Road
Randolph, Vermont
U.S.A. 05060
Telephone: (802) 728-3151
Facsimile: (802) 728-3171

CFM Harris Systems
3501 West Howard Street
Skokie, Illinois
U.S.A. 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM RMC International
3501 West Howard Street
Skokie, Illinois
U.S.A. 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM Europe Limited
Trentham Lakes
Stoke-on-Trent
Staffordshire
England ST4 4TJ
Telephone: (178) 233-9000
Facsimile: (178) 233-9009

CFM Keanall
2695 Meadowvale Boulevard
Mississauga, Ontario
Canada L5N 8A3
Telephone: (905) 858-8010
Facsimile: (905) 858-1165

350 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 565-4683

25400 Industrial Park Road
Ardmore, Tennessee
U.S.A. 38449
Telephone: (931) 427-8170
Facsimile: (931) 427-8168

The Great Outdoors Grill Company
7980 East American Drive
Joplin, Missouri
U.S.A. 64804
Telephone: (417) 623-2596
Facsimile: (417) 623-3946

Greenway Home Products Inc.
33 Kerr Crescent, RR#3
Guelph, Ontario
Canada N1H 6N9
Telephone: (519) 837-9724
Facsimile: (519) 837-8913

Investor Relations

Send inquiries to Investor Relations, **CFM Corporation**
460 Admiral Boulevard, Mississauga, Ontario, Canada L5T 3A3
Telephone: (905) 670-7777 Facsimile: (905) 670-7915
E-mail: cfm@cfmmajestic.com Website: www.cfmcorp.com

Share Trading Summary

	High	Low	Close	Volume
Second Quarter 2003	$ 16.49	$ 12.00	$ 13.84	3,982,249
First Quarter 2003	$ 13.00	$ 10.00	$ 12.19	3,190,298
Fourth Quarter 2002	$ 16.85	$ 12.11	$ 12.52	1,640,620
Third Quarter 2002	$ 17.50	$ 15.00	$ 15.96	4,394,241

corporate profile

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbeque and outdoor products, and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.



VISION

"To be a leading home products manufacturing company that is recognized for products of the highest quality and innovation that consistently lead the markets they participate in. At CFM, we make the products that you value most in your home."

corporate office

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
Canada L5T 3A3
Telephone: (905) 670-7777
Facsimile: (905) 670-7915

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this interim report are made as of April 30, 2003, or as otherwise noted, and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.